

May 16, 2023

Daniel R. Passeri
Chief Executive Officer
Cue Biopharma, Inc.
40 Guest Street
Boston, MA 02135

   Re: Cue Biopharma, Inc.
     Registration Statement on Form S-3
     Filed May 9, 2023
     File No. 333-271786

Dear Daniel R. Passeri:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Tyler Howes at 202-551-3370 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Caroline Dotolo, Esq.